As filed with the Securities and Exchange Commission on December 13, 1996
                                                         Registration No. 333-
------------------------------------------------------------------------------

------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                    FORM S-8


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ______________________

                         INSIGNIA FINANCIAL GROUP, INC.
             (Exact name of registrant as specified in its charter)


               Delaware                              13-3591193
    (State or other jurisdiction of        (I.R.S. Employer Identification
    incorporation or organization)                     Number)

                          One Insignia Financial Plaza
                                  P.O. Box 1089
                        Greenville, South Carolina 29602
               (Address of principal executive offices) (Zip code)

                               Warrant Agreements
                            (Full title of the Plan)

                               John K. Lines, Esq.
                                 General Counsel
                         Insignia Financial Group, Inc.
                          One Insignia Financial Plaza
                                  P.O. Box 1089
                        Greenville, South Carolina 29602
                                 (864) 239-1000
                      (Name, address and telephone number,
                   including area code, of agent for service)
                        _________________________________

                                   Copies to:
                             Arnold S. Jacobs, Esq.
                      Proskauer Rose Goetz & Mendelsohn LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000
                        _________________________________

                         CALCULATION OF REGISTRATION FEE



Title of securities    Amount to be    Proposed maximum     Proposed maximum      Amount of
  be registered         registered      offering price     aggregate offering   registration
                                          per share              price               fee

Class A Common
Stock, par value
$0.01 per share          728,000shs(1)   $13.5845(2)          $9,889,500(2)       $2,996.82(2)

(1) Registered to cover shares of Class A Common Stock underlying warrant agreements (the "Warrants").

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) of the Securities Act of 1933. The Warrants have varying exercise prices for shares of Class A Common Stock ranging up to $13.6875 per share, with an average exercise price of $13.5845.

     Explanatory Note: Included in this Registration Statement, following Item 9 of Part II, is a "reoffer prospectus" relating to the resale of the securities covered by this Registration Statement.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

      Item 3.  Incorporation of Documents By Reference.
      -------  ----------------------------------------

     The following documents filed with the Securities and Exchange Commission by Insignia Financial Group, Inc., a Delaware corporation (the "Corporation"), are incorporated herein by reference:

          (1) the Corporation's Annual Report on Form 10-K for the year ended December 31, 1995;

          (2) the Corporation's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1996;

          (3) the Corporation's Current Reports on Form 8-K dated January 19, January 29, July 1, July 1, and December 6, 1996 and Form 8-K/A dated September 13, 1996; and

          (4) the description of the Corporation's Class A Common Stock, par value $0.01 per share, included in the Corporation's Registration Statement on Form 8-A, dated September 19, 1995, on Form 8-A/A(1) dated October 3, 1995 and on Form 8-A/A(2) dated June 21, 1996.

     All documents subsequently filed by the Corporation with the Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing such documents. Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written request of such person, a copy of any or all documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be delivered to John K. Lines, General Counsel and Secretary, Insignia Financial Group, Inc., One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602 or telephone at (864) 239-1000.

      Item 4.  Description of Securities.
      -------  --------------------------

      Not applicable.

      Item 5.  Interest of Named Experts and Counsel.
      -------  --------------------------------------

      Not applicable.

      Item 6.  Indemnification of Directors and Officers.
      -------  ------------------------------------------

     The Corporation is incorporated in Delaware. Under Section 145 of the General Corporation Law of the State of Delaware, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any action, suit or proceeding. Article Seventh of the Certificate of Incorporation of the Corporation provides for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware, and the Corporation has entered into agreements with 20 of its officers and directors with respect to such indemnification. Reference is made to the Certificate of Incorporation of the Corporation and such agreements, incorporated by reference as Exhibits to the Corporation's Registration Statement on Form S-1, File No. 33-67486.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Article Eighth of the Corporation's Certificate of Incorporation contains such a provision.

     The Corporation currently has a Directors and Officers Liability Insurance Policy (the "Policy") in place with Federal Insurance Company. The Policy is a "claims made" policy with a $5,000,000 policy aggregate. However, the Board of Directors believes that it serves the Corporation's best interest to supplement this coverage or any coverage which the Corporation may maintain in the future by agreeing by contract to indemnify directors and executive officers to the fullest extent permitted under applicable law.

     The form of Indemnification Agreement to be entered into by the Corporation with directors and executive officers of the Corporation is based on the provisions of the General Corporation Law of the State of Delaware, which are contained primarily in Section 145 of the General Corporate Law of the State of Delaware, but is intended to provide broader indemnification than that which is specifically provided by Section 145. The form of Indemnification Agreement provides generally that the Corporation will to the fullest extent permitted by applicable law indemnify the director or executive officer against expenses arising from any event or occurrence, either prior to or after the time the Indemnification Agreement is executed, related to the fact that such person is or was serving as a director or executive officer of the Corporation (or of another entity at the Corporation's request). To be indemnified, a party must meet the relevant standards of conduct, but the form of Indemnification

Agreement provides that such standard is presumed to have been met unless the Corporation demonstrates otherwise.

      Item 7.  Exemption from Registration Claimed.
      -------  ------------------------------------

      Not applicable.

      Item 8.  Exhibits.
      -------  ---------

     4.1 Form of warrant (incorporated by reference to the Corporation's Proxy Statement dated April 22, 1996).

     5    Opinion of Proskauer Rose Goetz & Mendelsohn LLP.

     23.1 Consent of Ernst & Young LLP (included on Page II-7).

     23.2 Consent of Coopers & Lybrand L.L.P. (included on Page II-8).

     23.3 Consent of Coopers & Lybrand L.L.P. (included on Page II-9).

     23.4 Consent of Imowitz Koenig & Co., LLP (included on Page II-10).

     23.5 Consent of Proskauer  Rose Goetz & Mendelsohn LLP (included in Exhibit
          5).

     24 Powers of Attorney.

      Item 9.  Undertakings.
      -------  -------------

     (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section

13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   PROSPECTUS


                                 728,000 Shares

                         INSIGNIA FINANCIAL GROUP, INC.

                                  Common Stock

                              ____________________



     All of the 728,000 shares of Class A Common Stock par value $0.01 per share (the "Common Stock") of Insignia Financial Group, Inc. ("Insignia" or the "Company") are being sold by certain stockholders of the Company (the "Selling Stockholders"). The shares offered hereby comprise shares which may be acquired by the Selling Stockholders upon exercise of certain warrants received by them as employees of the Company. The Company will receive the exercise price on any such exercise, but will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Selling Stockholders."

                              ____________________


     See "Risk Factors" on page P-5 for a discussion of certain factors to be considered by prospective investors.

                              ____________________


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                December 13, 1996

                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part) on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, to the documents incorporated by reference therein, and to the schedules and exhibits thereto.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. The Registration Statement, reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials also may be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such documents also are available through the Commission's World Wide Web site (http://www.sec.gov).

     The Common Stock is listed on the New York Stock Exchange ("NYSE"). Reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                           INCORPORATION BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1996; (iii) the proxy statement for the Company's Annual Meeting of Stockholders held on May 23, 1996; (iv) the Company's Current Reports on Form 8-K dated September 1, 1995, January 19, 1996, January 29, 1996, July 1, 1996, July 1, 1996, December
9, 1996, December 10, 1996 and December 10, 1996 and Form 8-K/A dated September 13, 1996; (v) the combined consolidated financial statements of NPI Property Management Corporation, Inc., National Property Investors, Inc. and NPI-CL Management L.P. contained in the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 1, 1995, as amended by Amendment No. 1 to Form S-3 filed on September 19, 1995, and the final prospectus filed pursuant to Rule 424(b) on October 13, 1995; and (vi) the description of the Common Stock contained in Insignia's Registration Statement on Form 8-A, dated September 19, 1995, on Form 8-A/A(1) dated October 3, 1995 and on Form 8-A/A(2) dated June 21, 1996. All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing such documents. Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written request of such person, a copy of any or all documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be delivered to John K. Lines, General Counsel and Secretary, Insignia Financial Group, Inc., One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602 or telephone at
(864) 239-1000.


                                TABLE OF CONTENTS

                                                                          Page

The Company................................................................P-3
Risk Factors...............................................................P-5
Selling Stockholders..................................................... P-12
Legal Opinions........................................................... P-14
Experts...................................................................P-14


                                   THE COMPANY

General

     Insignia is a fully integrated real estate services organization specializing in the operation and ownership of securitized real estate assets. According to Commercial Property News and the National Multi-Housing Council, Insignia is the largest property manager in the United States, has been the largest manager of multi-family residential properties since 1992, and is among the largest managers of commercial properties. Insignia's real estate services include property management, providing all of the day-to-day services necessary to operate a property, whether residential or commercial; asset management, including long-term financial planning, monitoring and implementing capital improvement plans, and development and execution of refinancings and dispositions; real estate leasing and brokerage; maintenance and construction services; marketing and advertising; investor reporting and accounting; and investment banking, including assistance in workouts and restructurings, mergers and acquisitions, and debt and equity securitizations. The Company through its subsidiary, Compleat Resource Group, Inc. ("CRG"), markets consumer goods and services to the residents and owners of multi-family properties, including properties which Insignia manages. CRG has formed a strategic alliance with GE Capital - ResCom, L.P. for the purpose of providing long-distance telephone and cable television services.

     Insignia commenced operations in December 1990 and since then has grown to provide property and/or asset management services for over 2,500 properties, which include approximately 283,000 residential units, and approximately 107 million square feet of commercial space, located in over 500 cities in 48 states. Insignia currently provides partnership administration services to approximately 900 limited partnerships having approximately 400,000 limited partners. Insignia also owns limited partner interests (ranging from 4% to 54% of the outstanding interests) in 28 real estate limited partnerships which in the aggregate own 143 properties with approximately 38,100 residential apartment units and approximately 865,000 square feet of commercial space located in 83 cities in 28 states.

     Insignia's principal business strategy is to expand its real estate services business in three primary ways. First, Insignia seeks to acquire, or to have an affiliate acquire, controlling positions in entities that own or control real estate properties, and then, subject to their fiduciary duties, to have such entities engage Insignia to provide services. Second, Insignia seeks to enter into special contractual relationships with non-affiliated third parties that own or control portfolios of real estate properties pursuant to which Insignia will provide management services. Third, Insignia seeks to expand its management of properties that are owned by non-affiliated third parties, such as large insurance companies, banks, government or quasi-government agencies, and other institutional investors and lenders.

     The Company is a Delaware corporation incorporated in July 1990 and its principal executive offices are located at One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.

Recent Developments

      ESG Acquisition

     On June 30, 1996, the Company acquired the business and substantially all of the assets of Edward S. Gordon Company, Incorporated and its affiliates ("ESG"), the fourth largest commercial real estate property services firm in the United States. ESG's services include commercial real estate leasing, including tenant and landlord representation, real estate consulting services and commercial real estate brokerage, as well as commercial property management in the New York City metropolitan area. The purchase price was approximately $73.8 million. At closing, ESG managed approximately 25.5 million square feet of commercial space comprised of 57 properties in New York, New Jersey and Connecticut. The ESG acquisition provided Insignia with a substantial presence in the commercial segment of the metropolitan New York City market, which complements its leading presence in the residential segment.

      Paragon Acquisition

     On June 30, 1996, the Company acquired the commercial real estate services business of Paragon Group, Inc. ("Paragon"). The services of the acquired business include commercial property management, leasing and tenant improvement services performed with respect to Paragon properties, as well as brokerage, fee development and real estate consulting services performed for various institutional clients. The purchase price paid was $18.5 million. At closing, the acquired business managed and leased approximately 22 million square feet of commercial space comprised of 166 properties located in 17 states: 12.5 million square feet of office properties, 4.9 million square feet of industrial properties, and 4.5 million square feet of retail properties. This acquisition added substantially to the Company's presence in the Southern California and Dallas markets and provided a substantial presence in the Central Florida market.

      Convertible Preferred Securities Offering

     On November 1 and 6, 1996, Insignia Financing I, a Delaware business trust (the "Trust"), issued and sold (the "Convertible Preferred Securities Offering") 2,990,000 of its 6 1/2% Trust Convertible Preferred Securities with an aggregate liquidation amount of $149.5 million (the "Convertible Preferred Securities"). All of the outstanding common securities of the Trust, with an aggregate liquidation value of approximately $4.6 million (the "Common Securities"), are owned by the Company, which entitles it to designate the trustees of the Trust. The Convertible Preferred Securities were sold to Lehman Brothers, Dillon, Read & Co. Inc., Goldman, Sachs & Co. and A.G. Edwards & Sons, Inc. (the "Initial Purchasers") for an aggregate purchase price of $149.5 million. The Company paid the Initial Purchasers a commission of 3% of the aggregate purchase price. The Initial Purchasers resold the Convertible Preferred Securities (i) to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) in compliance with Rule 144A, (ii) to other institutional "accredited investors" (as defined in Rule 501(A) (1), (2), (3) or (7) under the Securities Act) in compliance with Regulation D under the Securities Act and (iii) outside the United States to persons other than U.S. persons in reliance on Regulation S under the Securities Act. The Preferred Securities may be converted at the option of the holder after December 30, 1996 into shares of Common Stock at the rate of 1.8868 shares of Common Stock for each Convertible Preferred Security (equivalent to a conversion price of $26.50 per share of Common Stock). The Convertible Preferred Securities and the Common Securities represent undivided beneficial interests in the assets of the Trust, which consist of approximately $154.1 million aggregate principal amount of the Company's 6 1/2% Convertible Subordinated Debentures due September 30, 2016.



                                  RISK FACTORS

     Prospective investors should consider carefully, in addition to the other information contained in, and incorporated by reference into, this Prospectus, the following factors.

Dependence on Management Agreements

     Insignia is substantially dependent on revenues received for services under property and asset management agreements. On a pro forma basis giving effect to the consummation of the ESG and Paragon acquisitions, for the nine months ended September 30, 1996, revenues from property and asset management agreements constituted approximately 95% of total revenues, and, as of such date, property and asset management agreements constituted approximately 28% of Insignia's total assets. There can be no assurance that Insignia will be able to maintain all such agreements. In particular, a majority of agreements with non-affiliated parties have terms of one year, and many are cancelable by the property owner on as little as 30 to 60 days' notice. Approximately 78% of Insignia's pro forma revenues for the nine months ended September 30, 1996, giving effect to such acquisitions as if effected at the beginning of such period, were derived from fees for services provided to entities not controlled by Metropolitan Asset Enhancement, L.P. ("MAE") or Insignia. MAE is an entity in which Insignia holds a 19.1% limited partner interest and the general partner of which is owned by Andrew L. Farkas. The loss of a substantial number of management agreements could have a material adverse effect on Insignia.

     After giving pro forma effect to the ESG and Paragon acquisitions, approximately 6% of Insignia's pro forma revenues during the nine months ended September 30, 1996 were derived from services performed for properties controlled by a single client, The Balcor Company ("Balcor"). Insignia purchased the right to manage such properties in 1994 and has contractual arrangements with Balcor that are intended to reduce the likelihood that such management agreements will be terminated. As of September 30, 1996, the Company managed approximately 178 properties, comprising approximately 30,200 units of multifamily residential housing and 11 million square feet of commercial space, associated with that acquisition (44 of the properties, comprising approximately 1,600 units of multifamily residential housing and 4.9 million square feet of commercial space, are not controlled by Balcor). Insignia also manages 6.1 million square feet of commercial space in properties controlled by Balcor which produced $3.2 million in revenues for the nine months ended September 30, 1996. The Company believes such properties will be sold in the near future.

     During the first quarter of 1996, Balcor announced its intention to sell a significant number of its properties. In connection with the potential sales of such properties, Balcor has entered into agreements with the Company to provide additional services (the "Advisory Agreements"), including collection of data, the preparation of materials for potential purchasers, and assistance with regard to transition plans. The Advisory Agreements have an initial term of one year and provide for fees to be paid to the Company if and when a property is sold (the "Advisory Fees"), regardless of whether or not the purchaser retains the Company to continue to manage the property. If all sales were consummated for the properties that Balcor is marketing, approximately $14.4 million in annual revenues would be lost while approximately $14.7 million in Advisory Fees would be collected. Through September 30, 1996, 48 properties comprising 14,800 units producing $4.9 million in annual management fees have been sold, with Advisory Fees received or due aggregating $4.6 million. There are proposed sales of an additional 113 properties comprising 25,800 units and 3.3 million square feet of commercial space which generate approximately $9.5 million in management revenues which would produce Advisory Fees of $10.1 million. The completed and proposed sales are included in the totals mentioned above. Management believes that the unamortized purchase price relating to properties managed for Balcor properly reflects the asset value and that no impairment exists.

     The number and timing of property sales by Balcor during the term of the Advisory Agreements cannot be predicted. Therefore, the Company cannot estimate with any reasonable accuracy the amount of any Advisory Fees it may receive, the reduction of its management fees or the amount of unamortized purchase price to be written off. The Company expects that any potential impact to its EBITDA in 1996 from potential property sales and resulting terminations of the Company's management agreements would not be material. However, revenues lost and not replaced through acquisitions of incremental third party servicing would fully impact 1997 EBITDA.

     On a pro forma basis giving effect to the consummation of the ESG and Paragon acquisitions, approximately 16% of Insignia's revenues for the nine months ended September 30, 1996 were derived from fees for services provided to entities controlled by MAE. MAE has agreed to (i) retain Insignia for a substantial term as property manager for all properties currently controlled by MAE or of which MAE acquires control, subject to its fiduciary duties and certain other exceptions, and (ii) make certain payments to Insignia on any disposition by MAE of its assets. However, there can be no assurance that such payments will adequately compensate Insignia for the loss of management agreements that may result from any properties being sold by MAE.

Risks Associated with Acquisitions

     Insignia's growth since its inception in 1990 has been based principally upon the acquisition of portfolios of general partner interests in real estate limited partnerships and the provision by Insignia of management and related services to such partnerships. Since its inception, Insignia and its affiliates have acquired control of, or management rights to, 32 portfolios of properties. The Company's ability to expand successfully through acquisitions depends on many factors, including the successful identification and acquisition of businesses and management's ability effectively to integrate the acquired businesses. The future growth of Insignia will be dependent in part upon the ability of Insignia or MAE to acquire control of real estate entities at favorable prices and upon favorable terms and conditions, and to continue to manage such entities and the properties they own on a profitable basis. In addition, with respect to a limited portion of the managed portfolio, lenders may foreclose upon properties which are unable to service their mortgage indebtedness. In such event, there can be no assurance that Insignia will retain the contracts to manage such properties.

     Acquisitions entail risks that investments will fail to perform in accordance with expectations, and that business judgments with respect to a property's revenues, operating expenses, and costs of improvements and the Company's ability to restructure and benefit from restructurings, will prove inaccurate. Acquisitions also involve the risks of the diversion of management's attention, the assimilation of the operations and personnel of the acquired companies, the amortization of acquired intangible assets and the potential loss of key employees, each of which could adversely affect the Company's operating results. In addition, the success of any completed acquisition will depend in part on the Company's ability effectively to integrate any acquired businesses into the Company.

     There can be no assurance that future acquisition opportunities, if any, can be consummated on favorable terms, that Insignia will be successful in acquiring or integrating any businesses or in restructuring the liabilities of any such entities, or that any such acquisition will enhance the Company's business.

     On a pro forma basis giving effect to the Convertible Preferred Securities Offering and the use of the net proceeds therefrom, at September 30, 1996 the Company had $161.4 million in funds available under its agreement with First Union National Bank of South Carolina and an affiliate of Lehman Brothers Inc. with respect to a revolving credit facility for acquisitions and its working capital needs, but there can be no assurance that Insignia's financing resources will be sufficient to finance future acquisitions, if any. To the extent the Company issues shares of its Common Stock or rights to acquire shares of its Common Stock in connection with any such acquisitions, the ownership of existing stockholders will be diluted.

Potential Conflicts of Interest; Dependence Upon and Control by Andrew L. Farkas

     Andrew L. Farkas, the Chairman, President and Chief Executive Officer of Insignia, may be deemed to be in control of each of Insignia, MAE, and certain significant stockholders of the Company. Insignia has in the past engaged, and expects in the future to engage, in certain transactions with each of such affiliated entities. Such transactions could result in actual or potential conflicts of interest between Insignia, on the one hand, and Mr. Farkas, MAE, or such stockholders, as the case may be, on the other hand. In addition, conflicts may arise between Insignia and the partnerships in which MAE is a general partner, particularly with respect to determinations of whether to dispose of properties. Insignia has entered into agreements with MAE and Mr. Farkas to address certain of such potential conflicts. Insignia also has a policy that all transactions with affiliates shall be on terms no less favorable to Insignia than could be obtained from an unaffiliated party and must be approved by either a majority of independent directors or the Audit Committee of the Board of Directors. There are no other formal procedures for resolving such conflicts.

     As of December 1, 1996, Mr. Farkas beneficially owned approximately 28.4% of the outstanding Common Stock. Mr. Farkas continues to exercise a controlling influence over the business and affairs of Insignia, including, but not limited to, having sufficient voting power to substantially control the election of the entire Board of Directors of Insignia and, in general, substantially to determine the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations, or the sale of substantially all of Insignia's assets or preventing or causing a change in the control of Insignia.

     Insignia is dependent upon the continued services of Mr. Farkas. Mr. Farkas expects to continue to devote substantially all of his time to Insignia and MAE. The loss of Mr. Farkas's services could have a material adverse effect upon the business and financial condition of Insignia. Mr. Farkas has entered into an employment agreement with Insignia, expiring September 1, 1998, providing for, among other things, an agreement not to compete with Insignia during his employment and for a period of one year thereafter. Insignia maintains a $10 million key man life insurance policy on Mr. Farkas.

     Insignia is required to make certain payments to Mr. Farkas in the event of certain changes in control which may constitute excess parachute payments and would not be deductible by Insignia for income tax purposes. In addition, Insignia may not be permitted to deduct for income tax purposes that portion of an executive's compensation which exceeds $1 million in any year, excluding certain performance based compensation. There can be no assurance that Insignia will be able to deduct the entire amount earned by Mr. Farkas in any year.

Dependence on Property Performance

     Insignia's revenues from property management services are generally percentages of aggregate rent collections from the properties. Accordingly, the continued success of Insignia will be dependent in large part upon the performance of the properties it manages. Such performance in turn will depend in part upon the ability of Insignia to attract and retain creditworthy tenants, the magnitude of defaults by tenants under their respective leases, Insignia's ability to control operating expenses (many of which are subject to various contingencies), governmental regulations, local rent control or stabilization ordinances which are or may be put into effect, various uninsurable risks, financial conditions prevailing generally and in the areas in which such properties are located, the nature and extent of competitive properties in the areas where such properties are located, and the real estate market generally.

Risks Related to Investment in Limited Partner Interests

     The Company owns significant limited partner interests in 28 different real estate limited partnerships (the "Partnerships") directly or indirectly through wholly owned subsidiaries and joint ventures. The Company's limited partner interests, including the Company's interests in two limited partnerships which are consolidated in Insignia's financial statements, represent approximately 29% of the book value of the Company's assets at September 30, 1996. All of such limited partnerships own residential, and in some cases commercial, properties.

     Limited partner interests are subject to varying degrees of risk incident to the ownership and operation of commercial and residential real estate, including possible environmental liabilities. See "-Possible Environmental Liabilities." The success of an investment in a real estate limited partnership will depend on factors such as general economic conditions, both on a national basis and in those areas where a limited partnership's properties are located, the availability and costs of borrowed funds, real estate tax rates, construction and property management costs, federal and state income tax laws, operating expenses, energy costs, and government regulations. Typically, properties held by the limited partnerships are subject to mortgages and the loss of a property through foreclosure could adversely affect the value of a limited partnership interest. In addition, numerous properties compete for tenants with the properties owned by the limited partnerships in which the Company has limited partner interests.

     No active market for limited partner interests in the Partnerships exists, none is expected to develop and such interests are typically only transferable at significant discounts to underlying value. The Company may be limited in its ability to vary its portfolio promptly in response to changes in economic or other conditions. The price to be paid for additional limited partner interests may need to be increased, and the percentage of such interests to be acquired decreased, in response to competing offers for such interests that may be made.

     The Company participates with other entities in ownership of limited partner interests through partnerships and joint ventures. Partnership and joint venture investments may, under certain circumstances, involve risks not otherwise present, including the possibility that such partners or co-venturers might at any time have business interests or goals inconsistent with the business interests or goals of the Company and that such partners or co-venturers may be in a position to take action contrary to the Company's instructions, requests, policies, or objectives. The Company will, however, seek to maintain sufficient influence over such partnerships or joint ventures to permit the Company's business objectives to be achieved. The Company currently owns limited partner interests in six real estate limited partnerships in which MAE is the general partner. There can be no assurance that MAE will not transfer to a third party its general partner interests in those partnerships or that MAE will not take actions contrary to the Company's interests with respect to those partnerships. See "-Potential Conflicts of Interests."

Potential Alternative Structuring of Certain Activities

     The Company actively is exploring a structure whereby its multifamily real estate investment and ownership activities would (a) qualify for United States federal income tax purposes as a Real Estate Investment Trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), and (b) obtain equity and debt capital from parties other than Insignia to expand these activities.

     In this regard, Insignia formed Insignia Properties Corporation, a Delaware corporation and wholly-owned subsidiary, in January 1996 and Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), in April 1996, with the intention of implementing a series of transactions that would result in substantially all of the Company's real estate limited partner interests in real estate limited partnerships being conveyed to an entity that would intend to qualify as a REIT. As of the date of this Prospectus, the Company is actively preparing to raise capital through the private placement of securities in IPT. Such transaction would be structured such that the Company would continue to own and control a majority interest in IPT. In addition, the Company has had discussions with the management of Angeles Mortgage Investment Trust, a publicly-traded California business trust and REIT ("AMIT"), regarding a potential business combination transaction with IPT and has acquired the beneficial ownership of approximately 6.0% of the Class A shares of AMIT. These discussions principally have involved whether general and limited partner interests owned by Insignia in certain partnerships which own real property could be transferred, through a merger or otherwise, to AMIT in exchange for securities in AMIT. The Company, however, has no plans otherwise to dispose of its interests in such partnerships.

     There can be no assurance that the transactions that are currently contemplated and that are discussed herein in connection with the proposed REIT transaction will be consummated or, if consummated, that they will be consummated on the terms described herein.

Tender Offer Litigation

     Since the latter part of 1994, Insignia, through various subsidiaries, has acquired limited partner interests in real estate limited partnerships through public tender offers. Insignia believes that there continue to be opportunities to acquire limited partner interests and it may acquire such interests through future public tender offers. Tender offers often result in competing tender offers, as well as litigation initiated by limited partners in the subject partnerships or by competing bidders. In some of its tender offers, Insignia has faced competing offers and litigation which alleged breaches of the federal securities laws and breaches of fiduciary duties by Insignia. Due to the inherent uncertainty of litigation, the Company could be subject to adverse judgments in substantial amounts. Litigation costs and competing offers are factors considered by the Company prior to initiating tender offers. Insignia has settled all litigation brought against it in connection with tender offers made by it with the exception of certain litigation in connection with tender offers for limited partner interests in limited partnerships controlled by Balcor.

Competition for Personnel

     The continued success of Insignia's residential and commercial property management business will depend, in part, on Insignia's ability to maintain its experienced management team and to attract additional managers as Insignia's property management business expands. Insignia believes that there is currently a shortage of qualified property management personnel. To maintain and attract qualified individuals, Insignia may be required to increase substantially the compensation to property managers.

Possible Environmental Liabilities

     Under various federal and state environmental laws and regulations, a current or previous owner or operator of real estate property may be required to investigate and clean up certain hazardous or toxic substances or petroleum product releases at the property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by such parties in connection with contamination. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. The owner or operator of a site may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site. There can be no assurance that Insignia, or any assets owned or controlled by Insignia, currently are in compliance with all of such laws and regulations, or that Insignia will not become subject to liabilities that arise in whole or in part out of any such laws, rules, or regulations. Moreover, there can be no assurance that any of such liabilities to which Insignia may become subject will not have a material adverse effect upon the business or financial condition of Insignia.

     Except for (i) environmental audits of approximately 240 properties conducted in connection with various refinancings and reviews of sellers' files with respect to environmental matters in connection with certain acquisitions and (ii) Phase I audits of properties owned by National Property Investors, Inc. and certain affiliates and related partners in which Insignia acquired limited partner interests (and certain other investigations in the case of certain such properties), Insignia has not undertaken any review, on a property-by-property basis, of the extent of the presence of asbestos or other environmental risks at any of its owned or controlled properties, the remedial or other requirements of state and local environmental laws, rules, and regulations in each of the jurisdictions in which such properties are located, or the costs of any required remedial work. Although the results of all but a few of the Company's audits did not require any material remedial work, there can be no assurance that remedial work may not be required at these or other properties. Most of the structures situated upon such properties were constructed prior to 1978, in a period when the use of asbestos in the construction of structures similar to those situated upon such properties was common. The presence of asbestos or other environmental risks at any of such properties could result in the incurrence of significant cleanup costs therefor by Insignia or partnerships in which it owns interests or the incurrence of toxic tort claims against Insignia or partnerships in which it owns interests.

     There can be no assurance that Insignia will not experience difficulty in reselling real estate assets owned by partnerships or refinancing any indebtedness secured by their respective assets as a result of the presence of asbestos or other environmental risks on the properties, lose its management contracts with respect to such properties, or become subject to costs and litigation relating to the presence of asbestos or other environmental risks on such properties that will have a material adverse effect upon the business or financial condition of Insignia or any of its affiliates.

Possible Loss of HUD Approval; Restructuring of HUD

     Approximately 17% of the residential units which Insignia managed at September 30, 1996 were housing projects financed under various government programs administered by the United States Department of Housing and Urban Development ("HUD"). As a result, certain aspects of Insignia's operations are subject to regulation by HUD. For the nine months ended September 30, 1996, revenues from the management of HUD regulated or subsidized units constituted approximately 7% of Insignia's total pro forma revenues giving effect to the Paragon and ESG acquisitions. If Insignia were to lose its qualification to manage HUD properties, Insignia could be precluded from obtaining HUD contracts, could lose the contracts to manage some or all of the HUD properties then managed, or could be subject to fines or other penalties, depending on the reason for such loss of qualification. Such results could have a material adverse effect on Insignia's business or financial condition.

     Congress is currently considering various proposals to reorganize and restructure certain of HUD's housing assistance programs. One proposal calls for the elimination of HUD by terminating, privatizing, and transferring its functions. Another proposal contemplates that, rather than providing specific project-based subsidies, HUD would give qualified participants vouchers to use at the property of their choice. Since the value of such a voucher would be fixed, participants electing to move from their present apartment complex would have to pay the difference between such voucher value and the rent at an alternative property. Due to a relative lack of amenities in most HUD projects, residents (if they could afford the price differential) might be inclined to move from such projects into complexes with more amenities. If such residents could not be replaced, the occupancy level or rental rates of such project could be affected and, accordingly, the management fee paid to the property manager could be reduced. The current proposals with regards to the reorganization are not sufficiently specific to determine their actual impact, if any, on management fee revenue paid to Insignia by HUD properties. There can be no assurance that the proposed changes would not have a material adverse impact on Insignia's business or financial condition.


                              SELLING STOCKHOLDERS

     The following table sets forth certain information as of the date of this Prospectus with respect to the Selling Stockholders. All of the shares to be sold by the Selling Stockholders represent shares which may be acquired by them on exercise of certain warrants issued to them as employees of the Company. The Company will receive the exercise price on any such exercise but will not receive any of the proceeds from the sale of such shares. Each of the Selling Stockholders is an officer of the Company as indicated below. Based on information provided by the Selling Stockholders, as of December 1, 1996, Andrew
L. Farkas beneficially owned 28.4% and James A. Aston beneficially owned 1.3%, respectively, of the outstanding Common Stock. Beneficial ownership after the offering will depend on the number of shares sold by each Selling Stockholder.

                                                    Beneficial         Number
 Selling Stockholder and Positions with             Ownership         of Shares
                Insignia                         Prior to Offering     Offered

Andrew L. Farkas                                     8,442,722(1)      628,000
      Chairman of the Board of Directors,
      President and Chief Executive Officer

James A. Aston                                         371,518(2)      100,000
      Office of the Chairman and Chief
      Financial Officer
_______________

(1) Includes shares owned by (i) Metropolitan Acquisition Partners IV, L.P. ("MAP IV"), (ii) Metropolitan Acquisition Partners V, L.P. ("MAP V"), (iii) Metro Shelter Directives, Inc. and MV, Inc., the general partners of MAP IV and MAP V, respectively, (iv) certain stockholders who have granted proxies to MAP IV and MAP V, and (v) certain stockholders who are party to a stockholders agreement with Andrew L. Farkas. Includes 928,000 shares, of which 628,000 are subject to this Registration Statement, which are subject to options and warrants.

(2) Includes (i) 217,890 shares subject to options which are exercisable or will become exercisable within 60 days, (ii) 100,000 shares which are subject to this Registration Statement, of which 66,668 are subject to warrants which are exercisable within 60 days and (iii) 20,000 shares owned by Mr. Aston's spouse, for which Mr. Aston disclaims beneficial ownership.

     The sale of the shares by the Selling Stockholders may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Stockholders) on the NYSE or in negotiated transactions, through the writing of options on such shares, a combination of such methods of sale, or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

     Selling Stockholders may effect such transactions by selling their shares directly to purchasers, through broker-dealers acting as agents for the Selling Stockholders, or to broker-dealers who may purchase shares as principals and thereafter sell the shares from time to time on the NYSE in negotiated transactions, or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

     The Selling Stockholders and broker-dealers, if any, acting in connection with such sale might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of such shares might be deemed to be underwriting discounts and commissions under the Securities Act.

                                LEGAL OPINIONS

     The validity of the shares of Common Stock offered hereby will be passed upon for Insignia and the Selling Stockholders by Proskauer Rose Goetz & Mendelsohn LLP, New York, New York. The wife of a partner of Proskauer Rose Goetz & Mendelsohn LLP is a limited partner in each of two of Insignia's principal stockholders.


                                    EXPERTS

     The consolidated financial statements of Insignia Financial Group, Inc. appearing in Insignia's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.

     The combined balance sheets of Edward S. Gordon Company, Incorporated and Edward S. Gordon Company of New Jersey, Inc. as of December 31, 1995 and 1994, and the related combined statements of operations, shareholders' equity and cash flows for each of the years ended December 31, 1995, 1994 and 1993 incorporated by reference in this Registration Statement have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., given upon the authority of that firm as experts in accounting and auditing.

     The  combined  consolidated  balance  sheets  of  NPI  Property  Management
Corporation, Inc. and Subsidiaries, National Property Investors, Inc. and Subsidiaries and NPI-CL Management L.P. as of June 30, 1995 and 1994, and the related combined consolidated statements of operations and cash flows for the years then ended and the consolidated statement of operations and cash flows of National Property Investors, Inc. for the year ended June 30, 1993, incorporated herein by reference have been audited by Coopers & Lybrand L.L.P., independent auditors, as set forth in their reports thereon and are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of the NPI Partnerships appearing in Insignia's Current Report on Form 8-K dated September 1, 1995 and appearing in Insignia's Current Report on Form 8-K dated December 10, 1996 have been audited by Imowitz Koenig & Co., LLP as set forth in their reports included therein and incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     No dealer, salesperson, or any other person has been authorized to give any information or make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Insignia or any Selling Stockholder. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstance, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenville, State of South Carolina, on this 13th day of December, 1996.

                                          INSIGNIA FINANCIAL GROUP, INC.

                                          By: /s/ John K. Lines
                                          ---------------------
                                              John K. Lines
                                              General Counsel and
                                              Secretary

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

   Signatures                   Title                          Date

 /s/ Andrew L. Farkas*          Officer and Director           December 13, 1996
 --------------------
     Andrew L. Farkas           (Principal Executive Officer)

 /s/ James A. Aston             Chief Financial Officer        December 13, 1996
 ------------------
     James A. Aston             (Principal Financial and
                                 Accounting Officer)

 /s/ Robert J. Denison*         Director                       December 13, 1996
 ----------------------
     Robert J. Denison

 /s/ Robin L. Farkas*           Director                       December 13, 1996
 --------------------
     Robin L. Farkas

/s/ Merril M. Halpern*          Director                       December 13, 1996
----------------------
    Merril M. Halpern

 /s/ John F. Jacques*           Director                       December 13, 1996
 --------------------
     John F. Jacques

 /s/ Robert G. Koen*            Director                       December 13, 1996
 -----------------------
     Robert G. Koen

 /s/ Michael I. Lipstein*       Director                       December 13, 1996
 ------------------------
     Michael I. Lipstein

   Signatures                   Title                          Date

 /s/ Buck Mickel*               Director                       December 13, 1996
 ----------------               --------                       -----------------
     Buck Mickel


*By /s/ John K. Lines
---------------------
    John K. Lines
    Attorney-in-fact



                                     II-6